ULTRA SERIES FUND
550 Science Drive
Madison, Wisconsin 53711
Tele: 608-274-0300

October 9, 2009

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      Ultra Series Fund (“Registrant”)
     File Nos. 002-87775 and 811-04815

To Whom It May Concern:

On behalf of the Registrant, we are transmitting for filing Post-Effective Amendment No. 46 (“Amendment”) to the Registrant’s Registration on Form N-1A relating to a new series of shares to be offered by the Registrant called the “Equity Income Fund.” The Amendment is being filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), to include certain information that was not included in the Registrant’s prior Post-Effective Amendment filing (i.e., management fees for the new fund and the expense example).

Pursuant to Rule 461 under the 1933 Act, the Registrant and Mosaic Funds Distributor, LLC, the Registrant’s principal distributor, hereby request that the Amendment be accelerated and declared effective on November 1, 2009, or as soon thereafter as is reasonably practicable.

In connection with the submission of this request for accelerated effectiveness, we hereby acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Amendment effective, it does not foreclose the Commission from taking any action with respect to the Amendment;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Amendment effective, does not relieve the Registrant from this full responsibility for the adequacy and accuracy of the disclosure in the Amendment; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact me at (608) 216-9147 with any questions or comments regarding the Amendment.

Sincerely,

                         /s/ Pamela M. Krill

Pamela M. Krill

General Counsel and Chief Legal Officer

AFFIRMED:
Mosaic Funds Distributor, LLC

/s/ W. Richard Mason
____________________________
W. Richard Mason
Corporate Counsel and Chief Compliance Officer